Writer's Direct Line:  (614) 628-0788

Writer's E-Mail Address:  msmith@cpmlaw.com

May 26, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. St., N.E.

Mail Stop 3720

Washington, D.C.  20549

Re:	AdCare Health Systems, Inc. Form S-3 File No. 333-166488

Dear Mr. Spirgel:

We have today filed an Amended Registration Statement for AdCare Health Systems, Inc. (“AdCare”) pursuant to EDGAR.  As a courtesy, we are enclosing three (3) marked copies and three clean copies of Amendment No. 1 to the Registration Statement on Form S-3 of AdCare which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter of May 10, 2010.  The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

Selling Securityholders

Common Stock/Restricted Stock Table

1.

At the end of this table, you refer to the registration of common stock underlying options available for granting under the 2004 Stock Option Plan and 2005 Stock Option Plan.  Please note that to register securities issued under an employee benefit plan on a Form S-3 the information concerning the plan required by Form S-8 would have to be included in the Form S-3 prospectus.  For guidance, refer to Question 116.01 of the Securities Act Forms Compliance and Disclosure Interpretations available on our website at ww.sec.gov.  Please tell us how you have complied with this guidance or revise accordingly.

The Registration Statement has been amended to include the additional disclosures required pursuant to Form S-8.  The disclosures required pursuant to Part I of Form S-8 are set forth under “Information Required in the Section 10(a) Prospectus” now appearing on page 25 of the Registration Statement.  We believe that the additional disclosures required under Part II of Form S-8 (other than Item 8(b) as set forth therein) were adequately disclosed in the original Registration Statement.  With respect to Item 8(b), we have revised the Registration Statement to include an additional undertaking appearing as paragraph (6) under Item 17, page II-6 of the Registration Statement.

2.

Please explain why you have listed as a selling security holder “IPO Warrants held in street name”?  Provide your legal analysis for registering these securities in this manner.

We revised the Registration Statement to provide for the registration of 1,217,111 shares of common stock underlying the IPO Warrants.  Beneficial owners of the shares to be registered are now identified on pages 19 through 28 of the Registration Statement.

Plan of Distribution

3.

Please revise here and in Item 14 to include an estimate of all expenses paid in connection with the securities being registered.  Refer to Item 511 of Regulation S-K.

We revised the Registration Statement to include an estimate of all expenses paid in connection with the securities being registered, both in the “Plan of Distribution” appearing on page 23 and further itemized in Item 14 appearing on page II-1 of the Registration Statement.

Incorporated by Reference

4.

Please revise to specifically incorporate your Form 10-K/A filed April 2, 2010.

We revised the Registration Statement to specifically incorporate Form 10-K/A, on both page 25 and page 44 of the Registration Statement.

Signature Page

5.

We note that your signature page does not indicate on which date each director signed the registration statement.  Include such dates in your amendment.

We have included such dates in the Registration Statement.

Exhibit 5.1 Legal Opinion

6.

It appears that counsel has inadvertently switched the terms “Primary Offering” and “Secondary Offering”.  Please instruct your legal counsel to file a new opinion to correct this issue.

We revised our opinion accordingly.

Mr. Larry Spirgel

May 26, 2010

General

7.

Revise your registration statement to correct the pagination.  In this respect, your current disclosure often goes on multiple pages before a page number is listed.

We revised the pagination accordingly.

Please call with any questions or comments regarding this letter with the revised Registration Statement.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith

Endnotes

Enclosures